EXHIBIT 99.3

840 – 355 Burrard Street
Vancouver, BC  V6C 2G8
Tel:  604-484-4085
Fax:  604-484-4029

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2009

DATED:  March 31, 2010

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Documents Incorporated by Reference	1
Date of Information	1

CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2

GENERAL DEVELOPMENT OF THE BUSINESS	2
Three-Year History	2

DESCRIPTION OF THE BUSINESS	3
General	3
Risk Factors	4
Material Mineral Properties	6
Caylloma Mine, Peru	6
San Jose Project, Mexico	10

DIVIDENDS	15

DESCRIPTION OF CAPITAL STRUCTURE	15

MARKET FOR SECURITIES	15
Trading Price and Volume	16

DIRECTORS AND EXECUTIVE OFFICERS	16
Name, Occupation and Shareholding	16
Cease Trade Orders or Bankruptcies	17
Penalties or Sanctions	18
Conflicts of Interest	18

AUDIT COMMITTEE	18

LEGAL PROCEEDINGS	19

TRANSFER AGENT AND REGISTRAR	19

MATERIAL CONTRACTS	20

INTERESTS OF EXPERTS	20
Names of Experts	20
Interests of Experts	20

ADDITIONAL INFORMATION	20

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

Cautionary Statement – Forward Looking Statements

Certain information, estimates and projections contained in this AIF constitute forward-looking statements regarding the Company, its operations and projects.  All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, are forward-looking statements which involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.

Risk factors and uncertainties include fluctuations in metal prices, the unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and/or resources, higher capital and operating costs, risks associated with exploration and mining operations and other risk factors, as discussed in the Company’s filings with Canadian securities regulatory agencies.  The Company disclaims any obligation to update any forward-looking statements.

Documents Incorporated by Reference

The information provided in this Annual Information Form (“AIF”) is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”).  The documents listed below are not contained within or attached to this document.  The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date / Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR website
Management Information Circular	May 31, 2009	June 26, 2009	Management Proxy / Information Circular - English
Technical Report, Caylloma Project, Peru	August 11, 2009	August 27, 2009	Technical Report(s)
Technical Report, San Jose Project, Mexico	December 10, 2009	December 10, 2009	Technical Report(s)
Audited annual financial statements (most recent) and management discussion and analysis	December 31, 2009	March 22, 2010	Audited Annual Financial Statements and Management Discussion and Analysis

Date of Information

This AIF is dated March 31, 2010.  Except as otherwise indicated, the information contained herein is as at December 31, 2009, being the date of the Company’s most recently completed financial year end.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 under the laws of the Province of British Columbia under the name Jopec Resources Ltd.  On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The corporate head office and the registered office of the Company are located at 355 Burrard Street, Suite 840, Vancouver, BC V6C 2G8.  The Company also has an office at Piso 17 Av. Pardo y Aliaga 640, San Isidro, Lima, Peru.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History and Recent Developments

Caylloma Mine, Peru
The Company purchased a 100% interest in the Caylloma Mine and related mining concessions in 2005 and returned the mine to production in October of 2006 following a significant upgrading and modernization of the ore processing plant.  In 2009, the Company successfully commissioned an expansion project that allowed an increase in plant capacity to 1,200 tpd and the addition of a copper circuit.  For the year 2009, the mine and processing plant operated at an average rate of over 1,100 tpd with production sourced primarily from the Animas Vein.  The copper project started commercial production in December of 2010 and is now operating at sustained recoveries of 56%.

The Company released an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource estimation for its Caylloma Mine, Peru on July 16, 2009.  On February 2, 2010, the Company announced the discovery of high-grade silver-gold mineralization in the upper portion of the Animas Vein at the

Caylloma Mine in southern Peru.  The Animas vein, traditionally a polymetallic vein, is the source of 85% per cent of production at the Company’s Caylloma mine. The Company is currently investigating the full significance of the new discovery and with its exploration and mine planning teams are working to define resources to be included in the Company’s mine plan.

San Jose Silver-Gold Project, Mexico
The San Jose Project is a high-grade silver- and gold-bearing epithermal vein system located in the state of Oaxaca in southern Mexico. In November 2005, Continuum Resources Ltd. (“Continuum”) granted the Company an option to acquire a 70% interest in Continuum’s 80% share of the Project, and the Company commenced exploration work on the property.  In November 2006, the Company (76%) and Continuum (24%) formed a joint venture company which acquired 100% of the San Jose Project.  In March 2009, the Company completed an acquisition of  all of the issued and outstanding securities of Continuum in consideration of the issuance by the Company of 6,786,706 common shares.  As a result, the Company owns a 100% interest in the San Jose Project.

The Company released an updated NI 43-101 resource estimation for its San Jose Project, Mexico on October 26, 2009.

In December 2009, the Mexican Environmental Agency approved Fortuna’s application for a change of land use from agricultural to industrial for the San Jose Project.  This is the final permit required to commence construction activities and complements the environmental impact study which was approved by the Mexican Environmental Agency in late October 2009.  The initiation of construction activities is now within the Company’s sole discretion and is planned for the first quarter of 2010.  A pre-feasibility study covering all pre-construction engineering projects for the mine, processing plant and supporting infrastructure is scheduled to be completed in the first quarter of 2010, with construction activities to commence shortly thereafter.

Financing
On January 6, 2010, the Company signed a commitment letter to enter into a $20 million senior secured revolving credit facility with The Bank of Nova Scotia.  The facility will have a 2.5 year maturity.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project in Mexico.  The facility is intended to complement the Company’s cash position and provide additional financing flexibility during the construction stage at San Jose.  No funds have been drawn under this facility.

On February 3, 2010, the Company entered into a bought deal financing with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd.  The financing closed on March 2, 2010 and the Company issued 15,007,500 common shares at a price of $2.30 per share, for gross proceeds of CAD$34.5 million.  Net proceeds were $32.8 million after underwriting fees of $1.7 million.  The Company intends to use the net proceeds from the financing to partially fund the construction of its 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.

TSX Listing
The Company graduated from the TSX Venture Exchange to the TSX and the Common Shares began trading on the TSX on January 18, 2010.

DESCRIPTION OF THE BUSINESS

General

Summary.  The Company is engaged in silver mining and related activities, including exploration, extraction, and processing. The Company operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in Mexico.

The lead-silver and zinc concentrates produced by the Company at its Caylloma mine in Peru are sold locally to an international metals trader who in turn exports to different clients around the world.  The revenue breakdown by product for 2009 and 2008 is as follows:

By type of concentrate:		2009	2008

—	Lead-silver concentrate:	71%	71%
—	Zinc concentrate:	23%	29%
—	Copper- silver concentrate:	6%	0%

By metal contained in concentrate:

—	Silver:	44%	35%
—	Lead:	29%	31%
—	Zinc:	23%	28%
—	Gold:	3%	6%
—	Copper	1%	0%

The method of production at Caylloma consists of underground mining through cut and fill mechanized operations.  Extracted ore is trucked to a conventional flotation processing plant which consists of zinc, lead-silver, and copper flotation circuits.

Specialized Skill and Knowledge.  All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes.

Competitive Conditions.  The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, as well as for the recruitment and retention of qualified employees.

Environmental Protection.  The Company is currently in compliance with all material environmental regulations applicable to its exploration activities.  The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2008 were not material.  The Company has recorded in its Financial Statements for the year 2009 an asset retirement obligation which reflects its environmental obligations associated with the mine closure plan as approved by the Peruvian government.

Employees.  The Company and its subsidiaries have 482 direct employees and 702 indirect employees through contractors.

Foreign Operations.  The Company’s material mineral resource properties are located in Peru and Mexico, each of which has a stable government and non-volatile currency.

Social or Environmental Policies.  The Company has built strong relationships with the communities in which it operates, and has adopted a formal social policy that is fundamental to its operations.  The Company is committed to complying in all material respects with all environmental laws and regulations applicable to its activities but at the present time, it has not otherwise adopted an environmental policy that is fundamental to its operation

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations.  The profitability of the Company’s precious and base metal operations will be significantly affected by changes in the market prices of precious and base metals.  Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of precious and base metals, foreign currency exchange rates, international investments, monetary systems and political developments.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.

Operating Hazards and Risks.  Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Exploration and Development.  Development of the Company’s non-producing properties will only follow upon obtaining satisfactory exploration results that confirm economically recoverable and saleable volumes of minerals and metal.  The business of mineral exploration and development is speculative in nature and involve a high degree of risk, as few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of reserves of commercial ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources and reserves through drilling and development and for mining and processing facilities and infrastructure.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Estimation of Reserves and Resources and Precious Metal Recoveries.  There is a degree of uncertainty attributable to the estimation of resources and reserves and to expected mineral grades.  Mineral Resources and Mineral Reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of resources and/or reserves.  Short term operating factors relating to the mineral resources and reserves, such as the need for sequential development of ore bodies may adversely affect the Company’s profitability in any accounting period.

Reclamation.  There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Government Regulation.  Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Political and country risks.  The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory, and political situations.

The State of Oaxaca has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.

Environmental Factors.  All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Title to Assets.  Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.   The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the properties.

Uncertainty of Funding.  The Company’s operating cash flow from the Caylloma Mine may not be sufficient to cover the current costs of exploration and development of the Company’s other, non-producing properties.  Exploration and development activities may be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

Competition.  The mining industry is intensely competitive in all of its phases, and such competition could adversely affect the Company’s ability to acquire suitable resource properties in the future.

Material Mineral Properties

The Company has two material mineral projects, described below.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma Mine, Peru.

The following is the Summary from the report (the “Caylloma Report”) entitled “Technical Review (NI 43-101), Caylloma Project, Peru” dated August 11, 2009 prepared by Richard L. Nielsen, PhD., Steve Milne, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC.  The full text of the Caylloma Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Report.

At the request of Fortuna Silver Mines Inc. (FSM), Chlumsky, Armbrust and Meyer, LLC (CAM) conducted a technical due diligence review of the updated mineral resources and reserves at the Caylloma Silver Mine, located north-northwest of Arequipa, Peru. CAM's scope of work for this technical review focused on a new model for the Animas Vein and checks of the updated reserve estimation, based on all available data through 31 December 2008, except for the Bateas vein, which includes all data through 31 March, 2009.

The Caylloma property was previously evaluated by CAM in 2005-2006 through a Technical Report dated 2006, when FSM was in the process of acquiring the property. This report constitutes a substantial update of the previous investigation, and includes a revised resource model for the Animas Vein and changes to the previous resources and reserves in the other veins due to changes in metal prices, operating costs, mining of some previous resources and reserves, and new sampling data.

The property was owned by Compañía Minera Arcata, S.A. prior to 2005. The mine was in production by Arcata until early 2003, when it was shut down due to depletion of accessible mineral reserves.  Fortuna Silver Mines Inc. (FSM), formerly Fortuna Ventures Inc., acquired the property in 2005, and placed it into production in September 2006 with a refurbished mill which included separate circuits for silver-lead, for zinc, and later (in 2009) for copper.

Operations at Caylloma are carried out under the name of Minera Bateas S.A.C., a wholly-owned subsidiary of FSM. The current operation exploits the Animas Vein and other polymetallic (Ag-Pb-Zn) veins, rather than the silver-only veins previously exploited by Arcata.

The Caylloma mine is located in the Caylloma Mining District, 225 road-kilometers north-northwest of Arequipa, Peru, and 14 kilometers northwest of the town of Caylloma. It lies at 4,400 to 4,800 meters above sea level in the Peruvian Andes.

The mineral property consists of mineral rights in 3 "acumulaciones" and 26 mining concessions for a total surface area of 8,171.3 hectares. All of the acumulaciones and mining concessions constitute the Unidad Económica Administrativa (UEA) San Cristobal. In addition, FSM owns extensive surface rights.

The host rocks for mineralized veins in the district are volcanic rocks of the upper Miocene Tacaza Group, which lie in angular unconformity over a sedimentary sequence of quartzites and shales of the upper Mesozoic Yura Group. Portions of the property area are covered by a variable thickness of postmineral Plio-Pleistocene volcanic deposits and recent alluvial sediments.

Six major vein systems are recognized in the Caylloma District, all having a general northeast-southwest strike, and mainly dipping to the southeast. The host rocks of the Caylloma vein systems are breccias, lavas and andesitic volcaniclastic units of the Tacaza volcanic group. The Caylloma District is located near the northwestern margin of the Caylloma caldera complex.

The economic mineralization mined in the past come from five of the vein systems, which were all silverrich with low base metal contents. In contrast, the Animas vein system contains polymetallic silver basemetal mineralization, with minor gold credits. The mineralization in all six vein systems occurs in ore shoots which are up to several hundred meters long, with vertical extents ranging up to 300 meters. Width of the veins varies from a few centimeters to 20 meters, averaging about 1.2 meters for the silver veins, and 2.5 meters for the polymetallic veins.

The geology and mineralization controls are well-understood by FSM geologists, who have several years of operations experience.

The mineral resources as of 31 December 2008 (31 March 2009 for the Bateas Vein) have been estimated in eight different veins on the Caylloma property. CAM believes that there is good potential for the discovery of additional resources and reserves on the property. This added potential is present in:

—	Developed veins are open at depth and some potential exists along strike.
—	Undeveloped veins identified on surface or in underground workings where only low-grade mineralization has been encountered at a limited number of exposures.
—	Undiscovered veins on the remainder of the property.

Historically, core drilling has been used at Caylloma to determine the locations of extensions for known mineralized structures, which are followed up by underground drifting and development. Both core samples and underground channel samples are used for resource estimation.

As with most high-grade, multi-metal, vein deposits, local variations in metal content are commonly high and large differences can exist between successive sampling campaigns of the same areas. As a check on analytical accuracy and precision, the mine laboratory, which assays channel samples, uses an elaborate and thorough quality assurance/quality control (QA/QC) series of checks, including standards, blanks, preparation duplicates, pulp duplicates, and re-sampling. Core samples are assayed at ALS Chemex, an independent laboratory, and are subject to equally rigid QA/QC procedures. Separate limits of acceptable deviation in values for silver, gold, zinc, lead and copper are applied, and re-assaying is done whenever the limits are exceeded.

It is CAM's opinion that the QA/QC procedures followed by FSM are thorough and appropriate. CAM believes that the assay database is adequate and appropriate for resource estimation.

On the basis of this review, CAM believes that the databases for the polymetallic veins have been assembled according to accepted practices, and are suitable for use in ongoing mine planning for the life of the operation.

For the polymetallic Animas Central, Animas NE7, Animas NE8, Santa Catalina, Soledad, Silvia and Bateas veins, three dimensional wireframe models were constructed for each vein system and drill hole and channel sample grades were composited to 2.5meters or to the vein width for veins of less than 2.5 meters. Block models were constructed within each wireframe using the DataMine software package with block sizes varying according to vein dimensions and ranging to a maximum size of 5 by 5 by 2.5 meters. Sub-blocking was used as necessary to more precisely reflect actual vein geometry. Metal grades were estimated using ordinary kriging in sectors with channel sample data from stopes and crosscuts, and using inverse distance squared in sectors with only drillhole data. A density factor of 3.00 grams per cubic centimeter has been used for conversion of block volumes to tonnes. Resource classification was based on the number of composite samples used in estimation of the grade for each block with Measured Resources being estimated by 12 to 20 composite samples, Indicated Resources being estimated by 8 to 11 composite samples and Inferred Resources being estimated by 1 to 7 composite samples. An NSR value of US$37.15 was used as the lower cut-off value for the reporting of mineral resources.

For the silver-bearing San Cristobal, San Pedro, San Carlos, La Plata, Cimoide La Plata, Paralela and Ramal Paralela veins, mineral resources were estimated by inverse distance squared methods using density factors ranging from 2.82 to 2.95 grams per cubic centimeter. Classification of resources was based on distance from development workings with Measured Resources being blocks extending up to 25 meters from horizontal or vertical workings, Indicated Resources are those blocks located beyond 25 meters but within 40 meters of development workings, and Inferred Resources being those blocks located at distances of greater than 40 meters from workings.

Mineral resources are given in Table 1-1 (Measured and Indicated) and Table 1-2 (Inferred), both of which exclude mineral reserves. Mineral resources which have been converted to mineral reserves are given in Table 1-3.

Table 1-1

Measured and Indicated Resources, All Veins, Exclusive of Reserves

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Width (m)
Measured Resources	247,070	63	0.31	1.19	2.23	0.11	1.69
Indicated Resources	20,400	71	0.29	1.00	1.40	0.15	2.74
Measured + Indicated Resources	267,470	64	0.31	1.18	2.17	0.11	1.77

Table 1-2

Inferred Resources, all Veins, Exclusive of Reserves

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Width (m)
Inferred Resources	1,279,000	187	0.29	1.92	3.25	-	2.58

Caylloma has been operating normally since October 2006, with mill throughput increasing gradually toward the optimized capacity of 423,600 tonnes per year.

Economic cutoff and dilution factors have been applied to the mineral resource estimates to determine mineable reserves as shown in Table 1-3.

Table 1-3

Diluted Mineable Ore Reserves at Caylloma as of December 31, 2008

Description	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Silver Veins
Proven	421,320	387	0.83	0.01	0.02
Probable	228,500	369	0.55	0.05	0.09
Total, Silver Veins	649,820	380	0.73	0.02	0.04
Polymetallic Veins
Proven	3,280,100	103	0.52	2.03	3.09
Probable	103,000	426	0.44	1.74	2.41
Total, Polymetallic	3,383,100	113	0.51	2.02	3.07
All Veins
Proven	3,701,420	136	0.55	1.80	2.74
Probable	331,500	387	0.51	0.58	0.81
Total All Veins	4,032,920	156	0.55	1.70	2.58

Underground mining is currently focused on the Animas, Santa Catalina, and Soledad veins. These veins are polymetallic veins, containing silver, gold, lead, zinc and copper mineralization. Production from these veins during the year 2008 was 331, 380 tonnes, or about 950 tonnes per day, of which about 95 percent originated in the Animas vein. The veins are accessed from adits driven from the surface.

In the Animas vein, where vein widths reach up to eight meters, the mining method is mechanized ascending cut-and-fill, using hydraulic deslimed mill tailings as backfill. The Soledad vein is much narrower, and is also mined by cut-and-fill methods, but requires the use of micro-scoops for loading of broken ore. Production from the Soledad vein averaged about 5% of total production. Santa Catalina is also a narrow vein, mined by a shrinkage method.

The milling process consists of conventional crushing and grinding, followed by selective flotation, producing concentrates for lead and zinc. The mill is being modified to raise the capacity from 1,000 tonnes per day to 1,200 tonnes per day of silver and polymetallic vein ores, by the year 2010. The mineralogy at Caylloma is relatively straightforward, and mill recoveries have increased steadily since the 2006 start-up. During the fourth quarter of 2008, recoveries were:
—	Silver	82.4 percent
—	Gold	37.5 percent
—	Lead	93.4 percent
—	Zinc	87.2 percent

In April 2009, subsequent to the effective date of this Technical Report, a copper-recovery circuit was added to the mill.

FSM has signed contracts for all of its lead and zinc concentrates with AYSSA (GLENCORE’s representative in Peru). During 2008, 20,960 wet-tonnes of zinc concentrate and 12,620 wet tonnes of lead concentrate were sold. Transportation of all concentrates from the mine site to the port of Callao is by truck.

CAM's conclusions regarding the mineral resources and reserves at Caylloma are as follow:

  1.It is CAM's opinion that FSM personnel have a clear understanding of the geology and features controlling the distribution of economic-grade mineralization.
  2.Considerable potential exists for discovery of additional resources through exploration on extensions of known mineralized structures on the property.
  3.CAM has reviewed the methods used by FSM to collect information for the resource database and believes that proper practices have been used in sample collection, sample preparation, and assaying. QA/QC procedures followed by FSM were thorough and appropriate. The bulk-density database is satisfactory, but could be improved.
  4.The resource models are constructed according to accepted engineering practice and the acceptability of these models for use in mine planning and financial decisions is confirmed by the reconciliation on the veins with a reasonable amount of production.
  5.Mining and milling operations are relatively straightforward, and do not present unusual challenges for profitable operations at current or foreseeable metals prices.

CAM's recommendations regarding the mineral resources and reserves at Caylloma are as follow:

1.	It is CAM's opinion that FSM personnel have a clear understanding of the geology and features controlling the distribution of economic-grade mineralization.
2.	Considerable potential exists for discovery of additional resources through exploration on extensions of known mineralized structures on the property.
3.
CAM has reviewed the methods used by FSM to collect information for the resource database and believes that proper practices have been used in sample collection, sample preparation, and assaying. QA/QC procedures followed by FSM were thorough and appropriate. The bulk-density database is satisfactory, but could be improved.

4.
The resource models are constructed according to accepted engineering practice and the acceptability of these models for use in mine planning and financial decisions is confirmed by the reconciliation on the veins with a reasonable amount of production.

5.	Mining and milling operations are relatively straightforward, and do not present unusual challenges for profitable operations at current or foreseeable metals prices.

CAM's recommendations regarding the mineral resources and reserves at Caylloma are as follow:

1.	Continuing exploration is recommended to augment the known resources and reserves.
2.	There are some minor inconsistencies relating to mined out samples which should be reviewed.
3.	Some minor theoretical improvements in statistical and geostatistical analysis are possible. These should be implemented if future reconciliations of reserves versus mill feed are not satisfactory.
4.	The practice of reporting precious-metals assays as Troy ounces per metric tonnes should be discontinued, and these results should be reported as grams per metric tonne.
5.	Continuation of mining and milling operations is recommended, with recovery of copper and continuing optimization of metals recoveries.

San Jose Project, Mexico
The Company owns a 100% interest in the San Jose Project, Mexico.

The following is the Summary from the report (the “San Jose Report”) entitled “Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, México” dated December 10, 2009 prepared by Michael J. Lechner, P. Geo., of Resource Modeling Incorporated, and Donald F. Earnest, RG, of Resource Evaluation Incorporated.  The full text of the San Jose Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Report.

Resource Evaluation Inc. (REI) and Resource Modeling Inc. (RMI) were retained by Fortuna Silver Mines Inc. (Fortuna) to complete a mineral resource estimate for the vein-hosted Trinidad mineral deposit, which is part of the San Jose project, located in the state of Oaxaca, Mexico. The purpose of this Technical Report is to provide technical information related to mineral resource estimates for the Trinidad vein, Bonanza vein, and other subsidiary veins. Mr. Donald Earnest, P.Geo. and President of REI, and Mr. Michael Lechner, P.Geo. and President of RMI, served as the Qualified Persons responsible for preparing the Technical Report.

Data, reports, three-dimensional geologic interpretations and other information used for the compilation of this report were obtained from personnel at the San Jose project site and from technical personnel at Fortuna’s offices in Oaxaca, Mexico. REI and RMI assume that those parts of information given verbally and/or in writing by the employees of Fortuna were essentially complete and correct to the best of each employee’s knowledge, and that no information requested was intentionally withheld. For completion of Section 16.0 of this Technical Report, the authors have relied on metallurgical test reports that were prepared by T. Albert, Kappes, Cassidy & Associates, and R.R. Carneiro, METCON Research.

The San Jose project is located in the central portion of the state of Oaxaca, Mexico (latitude 16⁰41’39.10”N, longitude 96⁰42’06.32”W; UTM coordinates (NAD27, UTM Zone 14N): 745100E, 1846925N). The project site is 47 km by road south of the city of Oaxaca and only 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the SE of the project site.

Title to the 24 mineral concessions totaling 43,520.5 hectares that cover the Taviche District as well as the San Jose project area is held by Compañia Minera Cuzcatlán S.A. de C.V. (Cuzcatlán), a Mexican corporation wholly owned by Fortuna. In addition to the concessions held directly by Cuzcatlán, Cuzcatlán holds purchase option agreements on four concessions totaling 1,799.4 hectares and has a single concession application in-process totaling 100 hectares. The concession location monuments were surveyed by differential GPS methods. The concession boundaries are based on survey descriptions (bearings and distances) specified in the concession registration documents.

The San Jose project area is characterized by gently sloped hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540m to 1,675m. Suitable sites for process plant facilities and tailings and waste rock storage facilities are available in the immediate vicinity of the project. The climate in the project area is temperate with temperatures generally ranging from 9⁰C to 31⁰C, with an average annual temperature of 19.5⁰C. Average annual precipitation in the project area ranges from 500 to 750mm, with nearly all rain occurring between April and October. Climatic conditions in the project area are suitable for year-around mining operations. The vegetation is typical of dry savannah climates (grasslands and thorn-bush).

The San Jose project lies in close proximity to a 115 kV electric transmission line belonging to the Federal Electrical Commission. Surface waters are captured in local storage reservoirs, whereas subsurface aquifers are generally restricted to the bedrockoverburden interface and fracture-related zones. Skilled mine labor has traditionally been sourced from nearby communities, including San Jose del Progreso.

The earliest recorded activity in the San Jose del Progreso area dates to the 1850’s when the mines were exploited on a small scale. By the early 1900’s, a large number of silver- and gold-bearing deposits were being mined in the San Jeronimo Taviche and San Pedro Taviche areas, aided by the new mining law enacted in 1892 and with support from foreign investment capital. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically and intermittingly in the 1920’s. Mining in the San Jose area was re-activated on a small scale in the 1960’s and again in 1980 when the San Jose mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittingly by Ibarra through his company Minerales de Oaxaca S.A. (MIOXSA) up until the end of 2006, when the property was purchased by Compañia Minera Cuzcatlán S.A. de C.V., which at that time was a Mexican registered company owned jointly by Fortuna and Continuum Resources Ltd. (Continuum). Reliable estimates of the total production from the property during MIOXSA’s tenure are not available.

Exploration of the veins that comprise the Trinidad deposit below and along strike of the MIOXSA workings and the San Ignacio vein to the south commenced with the drilling of five diamond drill holes by Pan American Silver Corporation in 1999. Subsequent work by Continuum Resources Ltd. in 2004 included the drilling of 15 additional diamond drill holes. In November 2005, Fortuna reached agreement with Continuum to earn a 70% interest in the properties that Continuum had optioned from MIOXSA and assumed management of the project. In March 2006, the first NI 43-101 technical report was issued summarizing the results of the exploration completed by Continuum, and an initial NI 43-101 compliant mineral resource estimate was prepared by Independent Mining Consultants (IMC) of Tucson, Arizona. Following the drilling of 24 more diamond drill holes in November 2006, Fortuna and Continuum purchased a 100% interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement. In March 2007, an updated NI 43-101 compliant resource estimate was completed by IMC. During 2007, Fortuna (operating as Cuzcatlán) drilled 66 additional diamond drill holes, followed by 113 more diamond core holes in 2008/early 2009. In March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, resulting in a 100% ownership in the San Jose project.

The San Jose project area and the nearby Taviche Mining District are underlain by a thick sequence of Middle to Late Tertiary (Oligocene to Pliocene) andesitic to rhyolitic volcanic and volcaniclastic rocks. The volcanics discordantly overlie units ranging from Gondwanan affinity orthogneisses and paragneisses of Mesoproterozoic-age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation. To the northwest of San Jeronimo Taviche, the Middle Tertiary volcanics are intruded by granodiorite to diorite stocks reported to be of Pliocene age.

Locally, the San Jose project area is underlain by a thick sequence of subhorizontal andesitic to dacitic volcanic and volcaniclastic rocks of Middle to Late Tertiary age. These units have been significantly displaced along major north- and north-northwesttrending extensional faults with the precious metal mineralization being hosted in zones of high paleopermeability along the extensional features. Preferred hosts to the precious metal mineralization include hydrothermal breccias, crackle breccias, quartz/carbonate veins and zones of sheeted and stockwork-like quartz/carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures.

The Trinidad gold-silver deposit that is part of the San Jose project is a typical lowsulfidation epithermal deposit, having formed in a relatively low temperature, shallow crustal environment. The deposit is characterized by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins hosting gold and silver mineralization plus minor base metal (Pb, Cu, Zn) mineralization. The Trinidad deposit is similar in character to the Fresnillo silver deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata deposits).

The mineralized structural corridor covered by the San Jose project has been subdivided into the Trinidad deposit area and the San Ignacio area, the latter being located to the south of the Trinidad deposit. The major vein systems recognized in the Trinidad deposit area include the Trinidad, Fortuna and the Bonanza systems. Drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700m and to depths of approximately 500m below the surface. The Trinidad vein system is emplaced in the footwall fault zone that is adjacent to the structural corridor that hosts the mineralized vein systems at San Jose. The system strikes 355⁰ and dips between 70⁰ and 80⁰ to the east-northeast, and ranges from less than 1m to locally over 15m in true width, with the greater widths generally present in zones of higher grade mineralization. The higher grade precious metal zones in the Trinidad vein system range up to approximately 1300 g/t Ag Eq across the width of the vein. Combined copper, lead, and zinc values are generally less than 1% but locally higher values are present. The Bonanza vein system is emplaced in the hanging wall zone to the structural corridor, generally strikes 350⁰ and dips steeply to the east to sub-vertical. The system includes the Bonanza vein, the Paloma vein and the Bonanza hanging wall splay veins. The Fortuna vein system strikes north-south, dips steeply to the west, and has been extensively exploited in its upper levels by the historic mine workings, with vein true widths ranging from 2m to approximately 5m. In addition, a prominent zone of mineralized sheeted and stockworked quartz/carbonate veins has been identified in the zone between the Trinidad and Bonanza vein systems.

The San Jose project is located within the Del Sur crustal block of southern Mexico, where Oligocene to Pliocene-age andesitic to dacitic volcanic rocks disconformably overlie Mesoproterozoic age basement rocks. Epithermal-style alteration and mineralization are widespread within the Middle to Late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca and presumably relate to a period of continental extension and thinning. Host structures to the mineralization are normal faults and subsidiary structural features common to extension-related pull-apart basins. The regional setting, local structural regime, host rock lithology, and presence of similar deposits in the area form the basis of a workable exploration concept for the discovery of other deposits of this type in Oaxaca.

As of the date of this Technical Report, there is no ongoing exploration work in progress in the San Jose project area. The last exploration activity was in early 2009, when Cuzcatlán completed the final portion of a 113-hole program designed to reduce the drill hole spacing in the upper portions of the Trinidad deposit. The results of the infill drilling confirmed the continuity of high grade gold-silver mineralization in the upper Trinidad deposit and led to the development of a detailed geologic and mineralization model for estimation of mineral resources.

As of the date of this Technical Report, no new development work has been done to access the Trinidad, Bonanza and Fortuna vein systems. An independent engineering firm has been contracted to complete a pre-feasibility study to address the economic viability of the San Jose project, and this study is scheduled to be completed in early 2010.

In REI’s opinion, the diamond drill core samples and underground channel samples collected by the methods described hereafter are representative of the Trinidad deposit and are absent of recovery issues that could materially bias or otherwise affect the mineral resource estimate that is the subject of this Technical Report. The excellent condition of the core that REI examined from 16 randomly selected drill holes during its two separate site visits indicates that the core has been very carefully handled and stored. Sample lengths were dependent on geologic factors, and generally ranged between 1 and 2m in length, averaging 1.47m for the drilling completed to-date in the San Jose project area. Channel sample lengths were also dependent on geology, and generally ranged between 0.5 and 1.2m, averaging 0.86m. The sampling (diamond sawing of the core), sample handling and shipment procedures were appropriate. Up to the point where the samples were accepted by Aeromexpress for shipment to the primary assay laboratory (ALS Chemex), an uninterrupted sample chain of custody was maintained between the drill rigs and the assay laboratory. In REI’s opinion, the sample preparation procedures and subsequent analytical procedures that were used were appropriate for samples from a high-grade epithermal deposit such as Trinidad.

Starting in 2006, Fortuna initiated a quality assurance/quality control (QA/QC) program by inserting standard reference materials and sample blanks at an adequate frequency rate into the sample stream. Results from the control samples were used to accept or reject sample assays that were used to estimate mineral resources. In RMI and REI's opinion, the QA/QC results from Fortuna's drilling programs show that the sample assays are reproducible and adequate for estimating mineral resources.

RMI and REI performed various data checks in order to verify the accuracy of the underlying sample information that was used to estimate mineral resources. These checks included a review of drill hole collar locations, down-hole surveys, and a comparison between the values stored in Fortuna's electronic database and laboratory assay certificates. RMI also made various comparisons between samples collected by surface core holes and underground channel samples. Based on those reviews, it is the opinion of RMI and REI that the drill hole and underground channel samples are reliable and suitable to be used to estimate mineral resources.

RMI performed various statistical reviews of the Trinidad sample data including basic descriptive statistics (exploratory data analysis) and variography. High-grade gold and silver assays were capped to minimize the smearing of high-grade intercepts. After capping the high-grade samples, two-meter-long sample composites were created which were subsequently used to estimate block gold and silver grades. Base metals (Cu, Pb, Zn) and sulfur were also estimated by RMI.

A three dimensional block model was constructed by RMI using MineSight® software. A block size of 2mx2mx2m was selected as being reasonable for this epithermal deposit given average vein thicknesses and the original sample lengths. Vein wireframes were constructed by Fortuna's geologic and engineering staff using a silver equivalent cutoff grade of 50 g/t along with various logged attributes like vein lithologies and textures. The wireframes were validated and then used by RMI to constrain the estimate of mineral resources.

A dynamic anisotropy method for selecting drill hole samples was used by RMI for the Bonanza, Trinidad, Fortuna, and Paloma veins. This method closely matched the distance between each block centroid and the hanging wall and footwall vein contacts with the drill hole samples. By selecting samples in this manner, high-grade shoots and intervening low-grade/waste selvages were preserved in the in situ grade model, thereby minimizing grade smearing/smoothing. A three-pass inverse distance cubed or squared estimator was used depending upon the metal to be estimated and/or the particular vein. Search distances of 25m, 50m, and 100m were used for the three passes. A minimum of three samples were required to estimate the block grades with a maximum of 6 allowed, with no more than two coming from a single drill hole for the major veins (Bonanza, Trinidad, and Fortuna). A minimum of one drill hole was required for block estimation in the Paloma vein in an attempt to minimize grade bias in that structure.

The remaining vein splays (which represent about 15% of the total Trinidad wireframe volume) were estimated by a single pass inverse distance cubed method. The resulting material in all of these veins was classified as Inferred mineral resources.

The four major veins were classified into Indicated and Inferred categories using distance-to-data criteria and the number of holes adjacent to the block. Blocks were categorized as Indicated if there were three holes within 33 meters, two holes within 22 meters, or one hole within 13 meters. All other estimated blocks were categorized as Inferred.

The grade model was validated by visual and statistical methods. Block gold and silver grades were visually compared to the drill hole data in cross section and plan. Nearest neighbor grade models were used to check for global biases and local differences through "swath" plots. In the opinion of RMI, the Trinidad block model is globally unbiased and provides a reasonable representation of the vein mineralization. Table 1-1 summarizes the Trinidad mineral resources (Indicated and Inferred) using a 150 g/t silver equivalent (Ag Eq) cutoff grade.

Table 1-1: Trinidad Mineral Resource Summary

Resource Category	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag Eq Ozs (000)	Ag Ozs (000)	Au Ozs (000)
Indicated	2,690	435	295	2.27	37,596	25,504	196
Inferred	2,411	392	262	2.11	30,357	20,293	164

In the opinion of RMI, the Trinidad model contains sufficient internal dilution by virtue of the samples that were used to construct the wireframes and is suitable for prefeasibility level mine planning.

In the opinion of RMI and REI the portion of the Trinidad mineralized system above the 1,200m elevation has been adequately tested by drilling for the estimation and classification of Indicated and Inferred mineral resources. Below the 1,200m elevation the drill hole spacing widens, resulting in mostly Inferred mineral resources at depth.

The drill core has been collected and logged in a professional manner by Fortuna's geologic staff. Adequate QA/QC protocols were in place and appropriate corrective actions were taken upon failure of control samples (standards and blanks). In the opinion of REI and RMI, the assay data are representative of the mineralization and suitable for the estimation of mineral resources.

The mineral resources that are the subject of this Technical Report were created using a modeling method that minimized grade smearing within the vein wireframes by way of a dynamic anisotropic method of sample selection. This estimation method resulted in the projection of high-grade material into reasonable shoot-like geometries which are common in epithermal vein deposits.

Ongoing mining and processing studies will be required to determine what portion of the resource may be economically viable. However, REI and RMI note that many areas of uncertainty that commonly are associated with a new deposit likely to be mined by underground methods are of somewhat less concern with the San Jose project, given that the Trinidad area has a recent history of production from material that is very similar in character to the mineral resources that are the subject of this Technical Report.

The recommendations of REI and RMI regarding additional work for the San Jose project are divided into two phases as follows:

PHASE 1 (To be done before completion of Pre-feasibility-level Engineering)

Reconciliation of the +1.3m difference in elevation between the current digital topographic surface and the conventionally surveyed drill hole collars must be completed before any surface infrastructure and underground primary development are designed. In RMI and REI's opinion this elevation difference has no material bearing on the mineral resource that is the subject of this Technical Report.

PHASE 2 (To be completed as per individual recommendations)

1.
In order to obtain a better understanding of the local controls on the precious metal mineralization in the Trinidad deposit prior to feasibility-level design of stopes, REI and RMI recommend that Fortuna commission an independent detailed structural analysis of the deposit. This study should be completed prior to final stope design and mine development.

2.
REI and RMI recommend that Fortuna prepare custom standard reference materials for any ongoing drilling and sampling programs related to the San Jose project. These gold and silver standards should be representative of low, medium, and high-grade mineralization within the Trinidad deposit. Preparation of new standards should be completed before resumption of drilling at Trinidad or San Ignacio.

3.
REI and RMI recommend that Fortuna use un-mineralized core in place of the marble material used previously for blank samples. Such core could come from the upper portions of existing diamond drill holes in the Trinidad deposit, or from other drill holes known to be barren of gold and silver mineralization. Core for blank samples should be made available before resumption of drilling at Trinidad or San Ignacio.

4.
The existing Access® database should be modified to fully track all original assays and subsequent re-assays where sample batches are rerun due to failed QA/QC samples or for other reasons. Database modifications should be completed before resumption of drilling at Trinidad or San Ignacio.

5.
For future drilling programs the Flexit® down-hole survey data should be transferred electronically to the drill hole database using the digital data transfer capabilities of the Flexit® tool, thereby eliminating the chance for transcription errors associated with the earlier practice of manual recording of the data. The capability for digital transfer of down-hole survey data should be in place before resumption of drilling at Trinidad or San Ignacio.
6.
Additional drilling will be required to upgrade portions of the current resource estimate from Inferred to Indicated categories. Because this drilling is likely to be done from both the surface and future underground workings, RMI and REI recommend that Fortuna wait until pre-feasibility-level engineering work is completed, so that the areas where additional drilling will benefit the project the most can be identified. Additional drilling can begin after mine development commences.

7.
Ongoing metallurgical test work at METCON should investigate the effects of increasing base metal content at depth in the Trinidad deposit on projected metallurgical recoveries in later years of the project. This testwork should be completed prior to primary development reaching the lower levels of the initial mine design.

8.
The results of Fortuna’s earlier drilling in the San Ignacio area indicate the potential for the discovery and delineation of additional mineral resources in relatively close proximity to the Trinidad area. It is REI and RMI’s opinion that there are potential opportunities for shared surface infrastructure and underground primary development access (shafts and ramps) if additional mineral resources can be found in the San Ignacio area. REI and RMI recommend that Fortuna resume drilling in the San Ignacio area in the very near future before commencement of primary mine development.

DIVIDENDS

The Company has not paid any dividends on its common shares nor does it intend to pay any dividends on its shares in the immediate future.  The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital is an unlimited number of common shares without par value.  All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting.  The holders of common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company.  Each common share carries one vote per share.

Dividends.  The holders of common shares areentitled to receive on a pro-rate basis such dividends as the Board of Directors from time to time may declare, out of funds legally available therefor.

Rights on Dissolution.  In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the common shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights.  No pre-emptive, redemption, sinking fund or conversion rights are attached to the common shares, and the common shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of the common shares.

MARKET FOR SECURITIES

The Company’s common shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) until January 18, 2010 when the Company graduated to the Toronto Stock Exchange (“TSX”).  The Company’s shares currently trade on the TSX  under the symbol “FVI”, on the Lima Stock Exchange in Peru under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”.

Trading Prices and Volume

The following table provides the high and low prices and volume for the Company’s shares as traded on the TSXV during the fiscal year ended December 31, 2009:

Period	High ($)	Low ($)	Volume
December 2009	2.25	1.83	7,349,208
November 2009	2.35	1.53	10,461,024
October 2009	1.75	1.34	8,444,985
September 2009	1.59	1.13	10,449,697
August 2009	1.21	0.91	5,289,188
July 2009	1.02	0.77	5,600,591
June 2009	1.06	0.86	5,505,342
May 2009	1.04	0.80	6,382,459
April 2009	1.13	0.79	6,128,770
March 2009	1.06	0.81	4,090,790
February 2009	1.19	0.83	6,104,240
January 2009	1.10	0.68	7,540,542

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board of Directors presently consists of six directors.  Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company, January 2006 to present; Vice-President, Business Development of the Company, December 2004 to January 2006.	December 2, 2004 to present
SIMON RIDGWAY Chairman and Director British Columbia, Canada	Chairman of the Company, March 2006 to present; President & CEO of Radius Gold Inc. (mineral exploration), over five years.	January 25, 2005 to present
MICHAEL IVERSON (4) Director British Columbia, Canada	President & CEO of Niogold Mining Corporation (mineral exploration); President of Triple K Ventures Inc. (private management).	March 30, 1998 to present

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
TOMAS GUERRERO (2) (3) (4) Director Lima, Peru	President of BO Consulting SA (geological engineering).	July 15, 2005 to present
MARIO SZOTLENDER (2) (3) (4) Director Caracas, Venezuela
Independent Consultant and Director of several public mineral exploration companies; President of Rusoro Mining Ltd. (mineral exploration), November 2006 to August 2007; President of Mena Resources Inc. (mineral exploration), April 1996 to March 2007.
June 16, 2008 to present
RICHARD CLARK (2) (3) Director British Columbia, Canada	President & CEO of Red Back Mining Inc. (mining).	August 13, 2008 to present
LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company, June 2006 to present; Treasurer and then Controller of Minera Atacocha SA (mining), May 2002 to May 2006;	N/A
JORGE GANOZA AICARDI Vice-President, Operations Lima, Peru	Vice-President, Operations of the Company, August 2005 to present; General Manager, Acuicola Las Huabas (aquaculture), October 1996 to 2005.	N/A
MANUEL RUIZ-CONEJO Vice-President, Business Development Lima, Peru	Vice-President, Business Development of the Company, February 2008 to present; Chief Operating Officer of Minera Atacocha SA (mining), March 2005 to December 2007.	N/A
THOMAS VEHRS Vice-President, Exploration Colorado, USA	Vice-President, Exploration of the Company, September 2006 to present; Consulting Geologist, April 2001 to September 2006.	N/A

Notes:
(1)	The information as to country of residence, principal occupation, and shares held is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance and Nominating Committee of the Company.

As at the date hereof, the directors and executive officers of the Company beneficially own, directly or indirectly, or have control or direction over, an aggregate of 703,871 common shares of the Company, representing approximately 0.6% of the issued shares of the Company.

Cease Trade Orders or Bankruptcies

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:
(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Simon Ridgway and Mario Szotlender who are directors of a company that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BC Securities Commission and the Alberta Securities Commission.  The cease trade orders were issued as a result of that company’s failure to file its annual financial statements within the prescribed deadline, and upon the company’s filing of the outstanding documents, such orders were revoked.  In addition, the United States Securities and Exchange Commission (“SEC”) revoked this company’s registration under Section 12(g) of the Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the company filed a settlement agreement with the SEC consenting to the revocation as the company was dormant;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority other than the settlement agreement described in paragraph (a)(i) under “Cease Trade Orders or Bankruptcies” above; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of Multilateral Instrument 52-110 (the “Instrument”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Mario Szotlender, Richard Clark and Tomas Guerrero.  All members of the Committee are “independent” and “financially literate”, within the meanings given to those terms in the Instrument.

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Audit Committee Member	Education and Experience
Richard Clark
Mr. Clark is a lawyer who practiced mining and securities law in British Columbia from 1987 to 1993.  For the past ten years Mr. Clark has been a senior executive with the Lundin Group of Companies.  In 2004 he became president and CEO of Red Back Mining and under his leadership Red Back has grown into an intermediate gold producer with a production profile growing to over 500,000 oz per annum.  Mr. Clark has successfully guided Red Back through all facets of growth including discovery, feasibility, financing and production coupled with successful corporate acquisitions.

Mario Szotlender
Mr. Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past 20 years.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, including Las Cristinas in the 1980’s.  Mr. Szotlender is currently a Director of five other publicly-traded companies, and consults to several private exploration companies.

Tomas Guerrero
Mr. Guerrero is a geological engineer with over 30 years of mine geology and mineral exploration experience in Peru, Mexico, Bolivia, Venezuela, Chile, Argentina and Ecuador. Until 2001, Tomas held a ten-year tenure as Director of Explorations for the Hochschild Group, a leading private Peruvian mining company with multiple mine operations. Under his leadership Hochschild discovered and put in production three mid size gold-silver mines. He is currently the principle of BO Consulting, an engineering consulting firm specializing in servicing the mining sector.

During the Company’s most recently completed fiscal year, the Company’s current and former auditors performed certain non-audit services.  Fees charged by the auditors during the last two fiscal years are as follows:

	2009	2008
Audit Fees	$125,600	$116,495
Audit-Related Fees	$107,400	$6,353
Tax Fees (tax return preparation)	$30,300	Nil
All Other Fees (services other than reported above)	$15,900	Nil
	$279,200	$122,848

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Olympia Trust Company, at its offices in Vancouver, BC and Toronto, ON.

MATERIAL CONTRACTS

There are no contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2009 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

Deloitte & Touche LLP, the Company’s external auditors, prepared the audit report on the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009.

Richard L. Nielsen, PhD., Steve Milne, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC, each of whom is an independent Qualified Person as defined by NI 43-101, prepared the Caylloma Report referred to in this document.

Michael J. Lechner, P. Geo., of Resource Modeling Incorporated, is an independent Qualified Person as defined by NI 43-101, prepared the Caylloma Report referred to in this document.

Donald F. Earnest, RG, of Resource Evaluation Incorporated, is an independent Qualified Person as defined by NI 43-101, prepared the Caylloma Report referred to in this document.

Interests of Experts

To the knowledge of the Company, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its Annual General Meeting held on July 23, 2009.  Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2009 and the management’s discussion and analysis thereon.

SCHEDULE “A”

FORTUNA SILVER MINES INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s internal and external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.  Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:
i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and
ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.
takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

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f.	reviews and evaluates the performance of the external auditors; and

g.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.
reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.
reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.
meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.	reviews and determines on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;

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b.	conducts all such reviews and discussions with the external auditors and management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.
reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;

d.
consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.	reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.
reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.
has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.
has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

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f.	pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures.

COMPOSITION

The Audit Committee is composed of a minimum of three Directors, all of whom meet the independence and experience requirements and have relevant skills and/or experience in the Audit Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board.  The Board fills any vacancy on, or any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee.  The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will be chose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company’s Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

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Delegation

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a Whistle Blower Policy which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents its Committee Annual Report to the Board.

EFFECTIVE DATE

This Charter was implemented by the Board in October 1, 2008.

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